VIA EDGAR

May 19, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Melissa Gilmore

Re:	Pony Group Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed April 23, 2020

File No. 333-234358

Dear Ms. Gilmore:

On behalf of Pony Group Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 30, 2020, regarding the Amendment No. 4 to Registration Statement on Form S-1 submitted to the Commission on April 23, 2020. Disclosure changes made in response to the Staff’s comments have been made in an amended Registration Statement (the “Amended Registration Statement”), which has been submitted to the Commission on May 18, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 4 to Registration Statement on Form S-1 filed April 23, 2020

Dilution, page 27

1.	We note your computations of net tangible book value prior to and after the offering include intangible assets. Please revise your disclosures to exclude these amounts from your computations accordingly.

In response to this comment, the Company has revised its disclosure on page 27 of the Amended Registration Statement.

General

2.	We note your response to our prior comment 1. Please address more specifically how COVID-19 has impacted your services, explaining the extents to which you have reopened your business and demand has returned for your business following your office closure that ended on February 10, 2020. Also expand your disclosure to explain any current travel restrictions between Guangdong Province and Hong Kong. In addition discuss your office shutdown between January 19, 2020 and February 10, 2020 in your Prospectus Summary, for example in a Recent Developments section. Refer to CF Disclosure Guidance: Topic No. 9 for further guidance, available at https://www.sec.gov/corpfin/coronavirus-covid-19.

Ms. Melissa Gilmore

May 19, 2020

As a related matter, please further describe, and quantify to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations, in light of the impact of COVID-19 in your business.

In response to this comment, the Company has revised its disclosure, including but not limited on pages 1, 29 and 31 of the Amended Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Richard I. Anslow of Ellenoff Grossman & Schole LLP, at rasnlow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Wenxian Fan

Wenxian Fan

cc:	Richard I. Anslow

Ellenoff Grossman & Schole LLP